March 5, 2015

VIA EMAIL

Jeffrey P. Riedler

Assistant Director

United States Securities and ExchangeCommission

Washington, D.C.  20549

Re:	Nascent Biotech Inc. Registration Statement on Form 10-12G Amendment Filed January 2, 2015 File No. 000-55299

Dear Mr. Riedler:

In response to your letter of January 30, 2015 regarding the above-referenced issuer, Nascent Biotech, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

License, page 8

1. We note your response to comment 4.  Please expand the discussion to identify the third party from which the license was obtained and the specific jurisdictions in which patent(s) covered by the license have been filed and issued. As previously requested, please file the license agreement and any amendments thereto as exhibits.

RESPONSE:

Comment complied with in the Amendment being filed herewith.

 28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile | claudia@mcdowellodom.com

www.mcdowellodom.com

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In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM

Enclosures

 28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile | claudia@mcdowellodom.com

www.mcdowellodom.com

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NASCENT BIOTECH INC.

8400 Miramar Road Suite 247

San Diego CA 92126

March 5, 2015

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nascent Biotech Inc. Registration Statement on Form 10-12(g) Filed January 2, 2015 File No. 000-55299

Dear Mr. Riedler:

In response to your correspondence dated January 30, 2015 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Nascent Biotech Inc. (the “Company”), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NASCENT BIOTECH INC.

/s/ Sean Carrick

Sean Carrick, President

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